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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Merrill Lynch & Co., Inc.
(Name of Issuer)
Common Stock, $1.33 1/3 per share par value
(Title of Class of Securities)
590188108
(CUSIP Number)
December 24, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	590188108

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,666,666

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

91,666,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,666,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	925602104

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

55,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	925602104

1	NAMES OF REPORTING PERSONS Centaura Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

55,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	925602104

1	NAMES OF REPORTING PERSONS Clover Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

55,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

Item 1.
     (a) Name of Issuer. The name of the issuer is Merrill Lynch & Co., Inc., a company organized under the laws of the State of Delaware (the “Issuer”).
     (b) Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 222 Broadway, 17th Floor, New York, New York, 10038.
Item 2.
     (a) Name of Person Filing. The persons filing this Statement are (i) Temasek Holdings (Private) Limited (“Temasek Holdings”), a company organized under the laws of the Republic of Singapore, (ii) Fullerton Management Pte Ltd (“Fullerton”), a company organized under the laws of the Republic of Singapore and a wholly-owned subsidiary of Temasek Holdings, (iii) Centaura Investments (Mauritius) Pte Ltd (“Centaura”), a company organized under the laws of Mauritius and a wholly-owned subsidiary of Fullerton and (iv) Clover Investments (Mauritius) Pte Ltd (“Clover”), a company organized under the laws of Mauritius and a wholly-owned subsidiary of Centaura.
     (b) Address of Principal Business Office or, If None, Residence. The address of the principal business office of Temasek Holdings is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. The address of the principal business office of Fullerton is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. The address of the principal business office of Centaura is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. The address of the principal business office of Clover is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.
     (c) Citizenship. Temasek Holdings and Fullerton are companies organized under the laws of the Republic of Singapore. Centaura and Clover are companies organized under the laws of Mauritius.
     (d) Title of Class of Securities. This information statement relates to the shares of common stock, par value $1.33 1/3 per share, of the Issuer (the “Shares”).
     (e) CUSIP Number. The CUSIP number of the Shares is 590188108.
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:
     Not applicable.
Item 4. Ownership
     (a) Amount beneficially owned:
           Clover directly owns 55,000,000 Shares. As noted in Item 2(a) above, Clover is wholly-owned by Centaura, which in turn is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek Holdings, and therefore Centaura, Fullerton and Temasek Holdings may be deemed to beneficially own the Shares directly owned by Clover.
           Temasek Capital (Private) Limited (“Temasek Capital”), a company organized under the laws of the Republic of Singapore and a wholly-owned subsidiary of Temasek Holdings, has agreed to acquire an additional 36,666,666 Shares in January 2008. As Temasek Capital is wholly-owned by Temasek Holdings, Temasek Holdings may be deemed to beneficially own the Shares directly owned by Temasek Capital.
           As described above, Centaura and Fullerton may be deemed to beneficially own 55,000,000 Shares, and Temasek Holdings may be deemed to beneficially own 91,666,666 Shares.
     (b) Percent of class:
           The Shares that may be deemed to be beneficially owned by Clover, Centaura and Fullerton constitute approximately 5.7% of the Shares outstanding, and the Shares that may be deemed to be beneficially owned by Temasek Holdings constitute approximately 9.4% of the Shares outstanding.
           For all percentage calculations in this schedule, we have included in the number of Shares outstanding the 856,308,144 Shares reported by the Issuer to us as outstanding as of December 17, 2007, the 55,000,000 Shares issued to Clover in December 2007, the 36,666,666 Shares to be issued to Temasek Capital in January 2008 and the 25,000,000 Shares reported by the Issuer to us as having been issued to Davis Selected Advisors LP in December 2007.
     (c) Number of shares as to which such person has:
     (i) Sole power to vote or to direct the vote: —
     (ii) Shared power to vote or to direct the vote: Clover, 55,000,000 Shares; Centaura, 55,000,000 Shares; Fullerton, 55,000,000 Shares; Temasek Holdings, 91,666,666 Shares
     (iii) Sole power to dispose or to direct the disposition: —
     (iv) Shared power to dispose or to direct the disposition of: Clover, 55,000,000 Shares; Centaura, 55,000,000 Shares; Fullerton, 55,000,000 Shares; Temasek Holdings, 91,666,666 Shares
Item 5. Ownership of Five Percent or Less of A Class
     Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Temasek Holdings (Private) Limited
/s/ Lena Chia Yue Joo
Name:	Lena Chia Yue Joo
Title:	Managing Director, Legal & Regulations
Date:	January 3, 2008

Fullerton Management Pte Ltd
/s/ Lena Chia Yue Joo
Name:	Lena Chia Yue Joo
Title:	Director
Date:	January 3, 2008

Centaura Investments (Mauritius) Pte Ltd
/s/ Jeffrey Chua Siang Hwee
Name:	Jeffrey Chua Siang Hwee
Title:	Director
Date:	January 3, 2008

Clover Investments (Mauritius) Pte Ltd
/s/ Chiam Fong Sin
Name:	Chiam Fong Sin
Title:	Authorized Signatory
Date:	January 3, 2008

EXHIBIT 1
JOINT FILING AGREEMENT
     We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by either of us will be, filed on behalf of each of us.

Temasek Holdings (Private) Limited
/s/ Lena Chia Yue Joo
Name:	Lena Chia Yue Joo
Title:	Managing Director, Legal & Regulations
Date:	January 3, 2008

Fullerton Management Pte Ltd
/s/ Lena Chia Yue Joo
Name:	Lena Chia Yue Joo
Title:	Director
Date:	January 3, 2008

Centaura Investments (Mauritius) Pte Ltd
/s/Jeffrey Chua Siang Hwee
Name:	Jeffrey Chua Siang Hwee
Title:	Director
Date:	January 3, 2008

Clover Investments (Mauritius) Pte Ltd
/s/ Chiam Fong Sin
Name:	Chiam Fong Sin
Title:	Authorized Signatory
Date:	January 3, 2008